SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

February 2, 2007

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation

Response to SEC Review Comments dated 1/19/2007

Commission file no: 000-27074

Ladies and Gentlemen:

This letter is in response to a letter dated January 19, 2007 to Secure Computing Corporation regarding Secure’s Form 10-Q for the fiscal quarter ended September 30, 2006 and Secure’s Form 8-K filed November 7, 2006 (the “Comment Letter”). We hereby confirm that, as you discussed previously with our counsel Kyle Guse, Secure intends to file a detailed response to the Comment Letter on or before February 16, 2007.

You may contact the undersigned at (408) 979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP, at (650) 324-6715.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf
Chief Financial Officer and
Senior Vice President

cc: Kyle Guse